Exhibit 99.1

Icon Energy Corp. Announces the Delivery of M/V Bravo
and the Signing of a Term Loan Facility for up to $91.5 million

Athens, Greece, September 23, 2024 — Icon Energy Corp. (“Icon” or the “Company”) (Nasdaq: ICON), an international shipping company that provides worldwide seaborne transportation services for dry bulk cargoes via its fleet of oceangoing vessels, is pleased to announce the successful delivery of the Kamsarmax dry bulk carrier, M/V Bravo, and the signing of a term loan facility for up to $91.5 million.

Vessel Delivery

On September 23, 2024, Icon successfully took delivery of the M/V Bravo, the Kamsarmax dry bulk carrier it had agreed to acquire from an unaffiliated third-party, as previously announced on August 8, 2024.

Icon has secured a time charter for the M/V Bravo, whereby the vessel will be employed by an international commodity trading conglomerate for a period of 11 to 14 months, at a floating daily hire rate linked to the Baltic Panamax Index, which is expected to commence in the coming days, upon completion of the customary change of ownership logistics.

Financing Update

We signed a new term loan facility for up to $91.5 million with a leading international financial institution, pursuant to the financing term sheet announced on August 23, 2024.

On September 19, 2024, we borrowed an amount of $16.5 million under the term loan facility to finance a portion of the purchase price of the M/V Bravo and to leverage Icon’s existing Panamax dry bulk carrier, the M/V Alfa. The term loan facility is secured by a first priority mortgage on the vessels, an assignment of earnings and insurances, and a pledge of the earnings accounts for the vessels, among other customary security, and contains financial and other covenants customary for transactions of this type. The term loan facility has a four-year tenor, and outstanding amounts thereunder bear interest at 3.95% over SOFR.

The balance amount of $75 million may be made available to us, in whole or in parts, to finance future vessel acquisitions. This balance amount remains uncommitted, free of interest or other fees, and we are not obliged to borrow it, or any part thereof. The terms of borrowing the balance amount, or any part thereof, will be determined at the time it is requested.

Ismini Panagiotidi, Chairwoman and Chief Executive Officer of Icon, commented:

“We are pleased to welcome the M/V Bravo to Icon’s fleet and wish her fair winds and calm seas. Icon remains committed to grow through disciplined and opportunistic vessel acquisitions. In our first steps towards that goal, we are thrilled to enjoy the support of our charterers in the employment of M/V Bravo, as well as the trust of our financiers, not only in financing our existing fleet, but also in providing upsize options to fuel our further growth.”

About Icon

Icon is an international shipping company that provides worldwide seaborne transportation services for dry bulk cargoes via its fleet of oceangoing vessels. Icon maintains its principal executive office in Athens, Greece, and its common shares trade on the Nasdaq Capital Market under the symbol “ICON.”

Forward Looking Statements

This communication contains “forward-looking statements.” Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions that are other than statements of historical fact are forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant risks, uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, the Company cannot provide assurance that it will achieve or accomplish these expectations, beliefs or projections. The Company’s actual results could differ materially from those anticipated in forward-looking statements for many reasons, including as described in the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”). As a result, you are cautioned not to unduly rely on any forward-looking statements, which speak only as of the date of this communication.

Factors that could cause actual results to differ materially from those discussed in the forward-looking statements include, among other things: the Company’s future operating or financial results; the Company’s liquidity, including its ability to service any indebtedness; changes in shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations; broader market impacts arising from war (or threatened war) or international hostilities; risks associated with pandemics (including COVID-19); and other factors listed from time to time in the Company’s filings with the SEC. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based. You should, however, review the factors and risks the Company describes in the reports it files and furnishes from time to time with the SEC, which can be obtained free of charge on the SEC’s website at www.sec.gov.

Contact Information

Icon Energy Corp.
Dennis Psachos
Chief Financial Officer
+30 211 88 81 300
ir@icon-nrg.com
www.icon-nrg.com